# CALIFORNIA

Hand-Crafted Spirits


CALIFORNIA
SPICED • LIQUEUR
CINNAMON • CARDAMOM • CLOVE
40% alc./vol. • Liqueur • 750 ml
CALIFORNIA
ORANGE • LIQUEUR
40% alc./vol. • Liqueur • 750 ml
CALIFORNIA
FERNET
40% alc./vol. • Liqueur • 750 ml
CALIFORNIA
AQUA • VITAE
40% alc./vol. • Aquavit • 750 ml
CALIFORNIA
GLÖGG • LIQUEUR
20% alc./vol. • Liqueur • 750 ml
CALIFORNIA
FALERNUM

## GEIJER GLOGG INC.

Contact: Martin Geijer
martin@geijerspirits.com

Q2/Q3 2020 INVESTOR PRESENTATION

# About us

It all started with a Swedish family recipe and a desire to share our Glögg Liqueur with the world. We loved working with craft spirits, and before we knew it, we were ready to launch a few more exciting products - this enterprise became Geijer Spirits. A family of products that is truly unique in its approach, of the highest quality that brings base spirits to life


BevMo!

# Products

- All natural ingredients
- Scandinavian products are a "hot" market space
- Award winning
- Hand-Crafted in California


CALIFORNIA
FERNET

"A truly unique family of products with limitless craft applications"

-Andrew Meltzer, - President USBG San Francisco Chapter

"California Fernet you say? Well. It's f**king delicious. "

-Sother Teague, - Wine Enthusiast's Mixologist of the Year (2017), Author of "*I'm Just Here for the Drinks*" & Beverage Director of Amor y Amargo

"In short, it seems like Geijer can't help but have good timing"

*- Will Shenton, - Bevvy*

"California Aqua Vitae is the best Aquavit I have ever tasted"

*- Roberth Sundell, - Executive chef and owner of Pläj.*

Aquavit is "like a botanical gin without the juniper,"

*- Jacob Grier, - Creator of Aquavit Week*

"San Francisco consumes more fernet than anywhere else in the US"

*- Joe Starkey, - Thrillist San Francisco*

# Handmade in California



Production, bottling and labeling are done by hand in San Carlos, CA



Our products are produced on a 600-L hybrid still


40% alc./vol.
Liqueur

Enjoyed by all!

All-Natural and craft distilled in micro-batches using the finest selected botanicals – locally sourced when possible.

# Key Customers

| Bar/Restaurant | Hotel/Resort | Retail |
|---|---|---|
| RAISED BY WOLVES | SAN FRANCISCO PROPER HOTEL | BevMo! |
| CHE FICO | ACE HOTEL DOWNTOWN LOS ANGELES | ESTABLISHED 1976 K&L WINE MERCHANTS |
| K STREET GAME COIN-OP ROOM SACRAMENTO, CA | W HOTELS | Total Wine & MORE |
| Mohawk Bend | A&O Kitchen+Bar | CASK |

# Awards and Opportunities


USA TODAY
10BEST
READERS' CHOICE
2019
2018

2018 and 2019 - Top Ten Craft Specialty Distillery as voted by USA Today readers


SAN FRANCISCO WORLD SPIRITS COMPETITION
2018
GOLD MEDAL

2018 Gold medal for our California Fernet*

2020 Best of Class for California Falernum**
2020 Best of Category for California Falernum**
2020 Gold Medal for California Falernum**


JUDGING OF CRAFT SPIRITS
2020
ADI
BEST OF CLASS


JUDGING OF CRAFT SPIRITS
2020
ADI
BEST OF CATEGORY


JUDGING OF CRAFT SPIRITS
2020
ADI
GOLD MEDAL

---

*Products awarded a Gold medal are exceptional. They are near the pinnacle of achievement in their particular category. They are products that set the standard for all others of their type.

** Best of Class products in the ADI 2020 competition awarded us with the opportunity to work with Total Wine & More on a National level, where we are rolling out Texas, Florida, Washington, California, Arizona and New York for both the Fernet and the Falernum.

# Support from Vision (A Martignetti Company)

# CALIFORNIA FALERNUM US DISTRIBUTION OVERVIEW BY STATE


Maverick Wines (MN)
Capitol Hustings (WI)
SWGS (IL)
Lohr Distributing (MO)
Martignetti (MA)
Lauber (NY)
Slocum (CT)
Fedway (NJ)
Lanterna (MD & DE)
American Northwest (WA)
JVS Imports (CA)
SGWS (NV)
European (CO)
Breakthru (AZ)
National Distributing (NM)
RNDC (VA)
RNDC (NC)
Advintage (SC)
Northeast (GA)
Breakthru (FL)
Fireside (TN)
Heritage Brands (KY)
Favorite Brands (TX)
WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
DC
AK
HI
Vision Distributor Partners for Total Wine & More locations
Vision's Current Geijer Spirits Distributor Partners


CALIFORNIA
FALERNUM

VISION WINE & SPIRITS

# Overall Company Status

## Current Team of 1
(Working a full-time job on the side)



## 1 Small distiller – Coastal Spirits
(Recently invested in equipment to tenfold production)



## 1 National Importer
(Managing the distributor relations across the US)



## 1 National Retail Chain
(Rolling out products in 6 main states)



## Reach beyond average Craft Spirit maker
(It’s hard getting national attention)



## 100% Self-Funded
(Owner funded)

## No Current Debt
(Revolving Credit Only)

## $80K Inventory
(Product Ready for Delivery)

## Six Figure Sales
(2019 Record Sales and Momentum until Mid March 2020 – COVID slowdown)

## Low Risk Opportunity
(Company in Healthy Position vs Many Competitors)

# Use of Funds

**100% will be used on market expansion**

## Sep 17, 2019

(Announced our collaboration with Vision Wine & Spirits to help us move from single state to nationwide)



Moving from statewide distribution



To national distribution

## Layered in off-prem

(Winning best of Class for Falernum opened up the doors to work with TW&M nationally – currently in 116 stores)

## May 15, 2020

## Educational Brand Ambassadors in Key markets

(Targeting key markets, Los Angeles, San Francisco, New York, Miami and Austin – trendsetting craft cocktail markets)



FY20 Growth targets with new deal and BA's

COVID will have a short term impact – focus has shifted to off-prem

## 1st year investment – 3 BA's

($145K/yr)

Focus on off-prem and slow recovery in on-prem will likely lead to a small growth in FY20

## Continued growth will come from focusing on adding Brand Ambassadors in new key markets

(Following distributor and market expansions with BA's)

Adding New Markets

Adding BA in New Markets

**FY21 Growth:** 300%
**FY22 Growth:** 159%
**FY23 Growth:** 126%
**FY24* Growth:** 106%

*20K 9-Liter Cases

*This Presentation contains forward looking statements that cannot be guaranteed*

# Brass Tacks

## Best of class products in an underserved market segment

- Unique modifiers that bring base spirits to life
- Triple digit $ growth 2 years in a row
- Quadruple growth in number of accounts
- National distribution support
- Contract with large National Chain
- Debt free
- Seventh product ready to be released (Amaro)


CALIFORNIA
FERNET

## California is the largest Craft Spirit market in the US

- 12% of total US market
- $444M (2017)* (US Craft Spirit Market: $3.7B)
- $2.2B (2024)* (US Craft Spirit Market: $18.7B)


ADI 2020 JUDGING COMPETITION RESULTS
BEST OF CLASS

## Home market and branding is California specific

- Huge home market potential with locally branded products
- California branding works well in the US and abroad – reach is global

## Craft Spirit market is growing fast

- Craft Spirit growth CAGR estimated at 26%* between 2018-2025

*Craft Spirits Data Project - American Craft Spirits Association

# Team (Local)



## Brad Plummer

### Founder, Head Distiller, Coastal Spirits LLC.

- Craft Distiller
- Editor in Chief, Distiller Magazine
- Spirit industry writer and Publisher
- Consultant to American Distilling Institute
- Product Developer for Gin, Vodka and Geijer Spirits California brand.


GLÖGG LIFE

## Martin Geijer

### Founder, Geijer Glogg Inc.

- Founder Geijer Glogg Inc.
- 5- years experience working in the spirit industry
- Director of Finance at Asian Art Museum
- Managed Corporate FP&A Department for a $500M/Revenue company


AEU 986

## Simon Wilhelmsson

### First Brand Ambassador for Geijer Spirits

- Familiar with all expressions
- Bartender and barback at 3 San Francisco classic bars
- Opened a number of accounts via his network – prior to being brought onboard (paid)

---

# Team (National)

Vision Wine & Spirits (A Martignetti Company) has an experienced team of 12 working with distributors across the us – supporting both national and international brands.

Vision handles all back office, compliance and logistics for Geijer Spirits.

VISION WINE & SPIRITS

# Contact Information

***Martin Geijer:***

***martin@geijerspirits.com***

[***www.instagram.com/geijerspirits***](http://www.instagram.com/geijerspirits)



CALIFORNIA
SPICED·LIQUEUR
CINNAMON·CARDAMOM·CLOVE
40% alc./vol. • Liqueur • 750 ml
CALIFORNIA
GLÖGG·LIQUEUR
20% alc./vol. • Liqueur • 750 ml
CALIFORNIA
FERNET
40% alc./vol. • Liqueur • 750 ml
CALIFORNIA
FALERNUM
Liqueur • 750 ml
CALIFORNIA
ORANGE·LIQUEUR
40% alc./vol. • Liqueur • 750 ml
CALIFORNIA
AQUA·VITAE
40% alc./vol. • Aquavit • 750 ml

# Appendix

Contact: Martin Geijer
martin@geijerspirits.com

# Comparable Acquisitions

| Brand | Category | Buyer | Year | Revenue ($MM) | Price ($MM) | Valuation (Multiple of Revenue) |
|---|---|---|---|---|---|---|
| Hypnotic | Liqueur | Heaven Hill | 2005 | $ 2.2 | $ 40 | 18.0X |
| 42 Below | Vodka | Bacardi | 2006 | $ 7.0 | $ 91 | 13.0X |
| Chambrod | Liqueur | Brown-Forman | 2006 | $ 15.6 | $ 255 | 16.3X |
| Cabo Wabo | Tequila | Campari | 2007 | $ 9.5 | $ 91 | 9.6X |
| Ultimat | Vodka | Patron | 2007 | $ 2.4 | $ 17 | 7.1X |
| Kettle one | Vodka | Diageo | 2007 | $ 214.3 | $ 1,800 | 8.4X |
| Svedka | Vodka | Constellation | 2007 | $ 45.7 | $ 384 | 8.4X |
| Effen | Vodka | Jim Bean | 2009 | $ 10.0 | $ 68 | 6.8X |
| Leblon | Cachaca | Bacardi (30%) | 2010 | $ 2.0 | $ 12 | 20.0X |
| Zacapa | Rum | Diageo | 2010 | $ 12.7 | $ 200 | 15.8X |
| Skinny Girl | Vodka | Beam | 2011 | $ 8.0 | $ 90 | 11.2X |
| Average - All Brands | | | | | | 12.2X |

Sources: Double Cross Presentation, Park Street, TTB

# Addressable Market



$80B
Total US Spirits Market
in the US (2017)
Initial market is defined as
"craft spirits only sales in California"
$444M
Craft Spirit CAGR 2018-2025: 26%
$1.8B
Total Craft Spirits Market (CA)
(2017) – Largest spirit market in the US
Total Craft Spirits Market (CA)
(2023)
Secondary market
"Growth through key US Spirit markets"
$3.7B
Craft Spirit CAGR 2018-2025: 26%
$14.8B
Total Craft Spirits Market (US)
in the US (2017) – 4.6% of total spirits market
Total Craft Spirits Market (US)
US (2023)

*Craft Spirits Data Project - American Craft Spirits Association

# Growing the CA Market Share

**Building Market Share YR 1-3**
(Growing with market YR 4-5)

**2024 Market Size: $2.2B**
(Market activations and cocktail competition sponsoring)

**2023 Market Size: $1.8B**
(Evaluating foreign expansion)

**2022 Market Size: $1.4B**
(Widening market presence)

$444M

**2021 Market Size: $1.1B**
(Deepening presence and leverage momentum with account activations)

**2020 Market Size: $888M**
(Main focus is to build Key markets with Brand Ambassadors)

Total **Craft Spirits Market** **(CA)**
(2017) – Largest spirit market in the US

**2018-2025 CAGR: 26%***

*Craft Spirits Data Project - American Craft Spirits Association

# Growing the US Market Share

**Building Market Share YR 1-3**
(Growing with market YR 4-5)

**2024 Market Size: $18.7B**
(Market activations and cocktail competition sponsoring – US wide)

**2023 Market Size: $14.8B**
(Evaluating foreign expansion)

**2022 Market Size: $11.8B**
(Widening market presence – and control states)

**2021 Market Size: $9.3B**
(Deepening presence and leverage momentum with account activations – adding ten more states)

**2020 Market Size: $7.4B**
(Entering Key US Markets – NY, Ill, FL, TX)

$3.7B

Total **Craft Spirits Market** (US)
(2017)

**2018-2025 CAGR: 26%***

*Craft Spirits Data Project - American Craft Spirits Association